UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Knight Capital Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

499005106

(CUSIP Number)

Alex Sadowski

Assistant General Counsel

350 N. Orleans, 3rd Floor South

Chicago, IL 60654

+ 1 312 931 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005106

1.	Names of Reporting Persons. GETCO Strategic Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 56,875,362 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 56,875,362 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,875,362 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% (2)
14.	Type of Reporting Person OO
(1)	Reflects 56,875,362 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A-1 Convertible Preferred Stock.
(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 181,892,665 shares of Class A Common Stock outstanding (excluding shares of Common Stock issuable upon conversion of the Preferred Stock) as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 9, 2012. See Item 5 hereof.

CUSIP No. 499005106

1.	Names of Reporting Persons. GETCO Holding Company, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 56,876,429 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 56,876,429 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,876,429 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% (2)
14.	Type of Reporting Person HC, OO
(1)	Reflects 1,067 shares of Class A Common Stock and 56,875,362 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A-1 Convertible Preferred Stock.
(2)

Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 181,892,665 shares of Class A Common Stock outstanding (excluding shares of Common Stock issuable upon conversion of the Preferred Stock) as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 9, 2012. See Item 5 hereof.

This Amendment No. 1 amends and supplements Item 4 and Item 5 of the Schedule 13D of GETCO Holding Company, LLC (“Getco Holding”) and GETCO Strategic Investments, LLC (“GSI”) (each a “Reporting Person” and together, the “Reporting Persons”) filed on August 16, 2012 with the Securities and Exchange Commission with respect to the Class A Common Stock, $.01 par value per share (“Common Stock”), of Knight Capital Group, Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On August 27, 2012, Mr. Matthew Nimetz, advisory director and former managing director at General Atlantic, was elected to the Board of Directors of the Issuer, in accordance with the terms of the Purchase Agreement. Mr. Nimetz was selected by General Atlantic to join the Board of Directors.

Additionally, the Reporting Persons intend to evaluate their investment in the Issuer on an on-going basis, which may include consideration of transactions or other matters of the type specified in clauses (a) through (j) of Item 4 of Schedule 13D. This evaluation may involve communications with the Board, members of management and/or other stockholders of the Issuer from time to time. The Reporting Persons may also seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time.

This evaluation may not result in any transaction with the respect to the Issuer or its securities. Any transaction that the Reporting Persons may pursue may be made at any time and without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer and the Reporting Persons, the Issuer’s business and prospects, the Reporting Persons’ business and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax and regulatory considerations and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters of the type specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5 of this Schedule 13D is hereby amended by replacing it in its entirety with the following:

As reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 9, 2012, the Issuer had 181,892,665 shares of Class A Common Stock issued and outstanding as of November 5, 2012, excluding shares of Common Stock issuable upon conversion of the Preferred Stock.

GSI owns 85,313 Series A-1 Shares and may be deemed to beneficially own 56,875,362 shares of Common Stock on a fully-converted basis, representing 23.8% of the Issuer’s total outstanding Common Stock, and assuming full conversion of the Preferred Stock issued pursuant to the Purchase Agreement into shares of Common Stock, approximately 15.6%* of the Issuer’s total outstanding Common Stock. Getco Holding may be deemed to beneficially own 56,876,429 shares of Common Stock beneficially owned by its wholly-owned subsidiaries, including 56,875,362 shares of Common Stock beneficially owned by GSI and 1,067 shares of Common Stock held by another wholly-owned subsidiary, representing, in the aggregate, 23.8% of the Issuer’s total outstanding Common Stock, and assuming full conversion of the Preferred Stock issued pursuant to the Purchase Agreement into shares of Common Stock, approximately 15.6%* of the Issuer’s total outstanding Common Stock.

*	The percentages used herein are based on 364,702,756 shares of Common Stock, which were computed based on the Issuer’s number of shares of outstanding Common Stock and outstanding Preferred Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 9, 2012, and assume conversion of all outstanding shares of Preferred Stock.

Number of Shares as to which Getco Holding has:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 56,876,429

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 56,876,429

Number of Shares as to which GSI has:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 56,875,362

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 56,875,362

Except as set forth in this Item 5, no person other than each respective owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2012

GETCO Holding Company, LLC

By:	/s/ John McCarthy
Name: John McCarthy
Title: Authorized Signatory

GETCO Strategic Investments, LLC

By:	/s/ John McCarthy
Name: John McCarthy
Title: Authorized Signatory